United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2022

Commission File Number 132-02847

INTER & Co, INC.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s executive offices)

Av Barbacena, 1.219, 22nd Floor

Belo Horizonte, Brazil, ZIP Code 30 190-131

Telephone: +55 (31) 2138-7978

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

EXPLANATORY NOTE

Inter & Co, Inc. is amending its report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022 (SEC Accession No. 0001104659-22-124659) (the “Original 6-K”) solely for the purpose of adding Exhibit 99.4 containing a supplement to its Proxy Statement (Exhibit 99.3 to the Original 6-K). Except as described above and indicated on Exhibit 99.4, this supplement does not amend any information set forth in the Original 6-K or in the Proxy Statement.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTER & Co, INC.

By:	/s/ Santiago Horacio Stel
Name: Santiago Horacio Stel
Title: Chief Strategy and Investor Relations Officer of Inter&Co

Date: December 5, 2022

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EXHIBIT INDEX

Exhibit No.	Exhibit
99.4	Supplement to Proxy Statement

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